MIND SOLUTIONS, INC.

3525 Del Mar Heights Road, Suite 802

San Diego, California 92130

Telephone (888) 461-3932

July 17, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Application for Withdrawal of Registration Statement on Form S-1 filed on June 27, 2014, Commission File No. 333-197060

Gentlemen:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Mind Solutions, Inc. (the “Registrant”) hereby requests the withdrawal of its Registration Statement on Form S-1 filed on June 27, 2014, Commission File No. 333-333-197060 (the “Registration Statement”). The Registrant is making this application, inasmuch as it received notice from the Securities and Exchange Commission on July 3, 2014, that the Commission’s preliminary review of the Registration Statement indicates that the Registrant is not entitled to file the Registration Statement for its equity line financing, inasmuch as the shares of the Registrant’s common stock are quoted for sale on the OTCPK operated by OTC Market Group, Inc. No securities were sold in connection with the Registration Statement.

Accordingly, we hereby respectfully request that a written order consenting to the withdrawal of the Registration Statement be issued by the Commission as soon as possible. We also request in accordance with Rule 457(p) under the Securities Act that all fees paid by Mind Solutions, Inc. to the Commission in connection with the filing of the Registration Statement be credited to its account for future use by Mind Solutions, Inc.

Please email a copy of the written order to us, attention Mr. Kerry Driscoll at kerry@mindsolutionscorp.com, and to the attention of our counsel, Norman T. Reynolds, Esq. of the Norman T. Reynolds Law Firm, P.C. at nreynolds@ntrlawfirm.com.

If you have any questions with respect to this matter, please call Mr. Reynolds at (713) 503-9411. Thank you for your assistance in this matter.

Very truly yours,

/s/ Kerry Driscoll

Kerry Driscoll,

Chief Executive Officer